FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ______         No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 4, 2007
2.	Press release dated June 4, 2007
3.	Press release dated June 5, 2007
4.	Press release dated June 5, 2007
5.	Press release dated June 15, 2007
6.	Press release dated June 20, 2007
7.	Press release dated June 22, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 29, 2007
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

04 June 2007

ARM Unleashes Adaptive Verification IP For On-Chip Communication

Comprehensive system-level verification framework eliminates bottleneck for complex SoCs

CAMBRIDGE, UK – June 4, 2007 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at the 44th Design Automation Conference in San Diego, Calif., the AMBA® Adaptive Verification IP, a unique technology that for the first time conquers the increasingly complex challenge of verifying entire on-chip communication systems. Adaptive Verification IP enhances existing SoC verification methodologies, via the industry’s only engine for extracting and applying traffic profile information to predict how systems will perform.

Adaptive Verification IP combines the time-to-market advantages of automated verification with the quality of in-context, knowledge-based verification that was previously only possible manually. Adaptive Verification IP complements existing random or directed-random methods with a powerful new approach to reducing overall verification time, improving verification confidence, and enabling the explosion in SoC size and complexity to continue.

“To be successful in the market, tomorrow’s complex consumer devices must run multiple applications simultaneously, which requires fast and efficient on-chip communication,” said Jonathan Morris, general manager of the System Design Division at ARM. “To minimize risk, designers need a complete toolbox, including on-chip communication and verification IP, plus a tools framework that enables them to configure, analyze and verify their complex SoC devices.”

“On-chip communication represents a significant challenge in SoC designs at 90 nanometers and beyond,” said Christian Heidarson, senior research analyst, Gartner. “The market for on-chip interconnect and memory controller IP today stands at about $46 million*  but if delivered through a system-level design tools that successfully automates the task of optimizing the flow of data between functions on the chip, this market has the potential to grow four fold over the next five years.”1

As the design cycle increasingly begins at the system level, so must verification. For high-level modeling, Adaptive Verification IP can be licensed as an add-on to the RealView SoC Designer tool, which provides a system-level framework that architects of today’s most complex SoCs use to create, explore and optimize platforms long before the hardware and software teams begin their work.

Adaptive Verification IP is written C++ and encapsulated in System Verilog for RTL compatibility. To provide a detailed verification of system functionality and performance, Adaptive Verification IP can also be licensed standalone for use within all popular verification tool flows from the leading EDA vendors.

Mentor Graphics is the first major EDA vendor to ensure that Adaptive Verification IP functions smoothly within its verification methodology.

“We’ve been working closely with ARM to integrate the new Adaptive Verification IP into Questa and our Advanced Verification Methodology (AVM),” said Robert Hum, vice president and general manager of Mentor Graphics Design Verification and Test Division. “Our Questa second generation verification platform is specifically designed to address the verification needs of today’s extremely complex SoC devices, for which the de facto interconnect specification is AMBA. This combined solution will give customers greatly improved verification productivity and the confidence that they have met their system functionality and performance goals.”

Availability

AMBA Adaptive Verification IP will be available to lead Partners in Q3 2007 and generally available in Q4 2007.
___________
1 Gartner, Inc., “Market Share: Semiconductor Intellectual Property, Worldwide, 2005” by Christian Heidarson and Jim Tully, July 24, 2006

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, AMBA and RealView are registered trademarks of ARM Limited. AXI is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran Text 100 +44 20 8846 0727 haranr@text100.co.uk	Michelle Spencer ARM +44 1628 427 780 michelle.spencer@arm.com	Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com

Item 2

04 June 2007

UMC And ARM Partner To Deliver Comprehensive SOI Solutions For 65nm Technology

Successful tape-out of test chip using ARM SOI libraries on UMC’s 65nm SOI process signifies foundry technology readiness for designers

UMC [(NYSE: UMC; TWSE: 2303)] and ARM [(LSE: ARM; Nasdaq: ARMHY)] today announced that a test chip built with ARM® SOI (Silicon On Insulator) libraries was taped-out successfully on UMC’s 65-nanometer (nm) SOI process. The test chip consists of a set of ARM physical IP that uses a standard cell library, an I/O library and a single-port SRAM memory compiler. This tape-out at UMC represents the next step towards mainstream adoption of nanometer SOI technology for improved speed and power in complex system on chips (SOCs).

Semico Research recognizes semiconductor chip performance is increasingly pushing the limits of bulk CMOS. “High-performance chips offer the best near-term opportunities for SOI. Portable products are rapidly evolving into high-performance audio and video platforms that can utilize the speed and power advantages offered by SOI technology. Likewise, high-performance computing, communications and network applications are ripe for SOI technology in the next few years,” said Jim Feldhan, president of Semico Research.  “Semico believes companies that invest in SOI at 65 and 45nm will be best positioned for market opportunities at 32nm. ARM and UMC’s venture into SOI is a significant step. It represents the first strong commitment of a Taiwanese-based foundry to SOI technology and will provide fabless and IDM companies additional market choices.”

While UMC has been developing SOI technology for many years, this particular advance began in January 2006, when UMC started a strategic partnership with Soisic. ARM has continued this partnership, after acquiring Soisic and partnering with Soitec in October 2006, and has begun to offer SOI libraries alongside its full range of physical IP for bulk CMOS processes. To help UMC derive an SOI version of its existing bulk 65nm CMOS L65SP, ARM provided the specific modules required to develop and qualify the process, including design rules, electrical characterization of the devices and modeling for circuit simulation. The resulting L65SOI process features nominal 1V multi-threshold voltage thin gate oxide transistors, nominal 2.5V thick gate oxide transistors for I/O and a nominal 1V 0.62 square-micron 6-transistors SRAM bitcell. A full process design kit is now in place and ready for use by customers.

“We are very happy with the result of this partnership, which has allowed us to become the first foundry to develop and offer a complete 65nm SOI solution,” stated Lee Chung, vice president of Corporate Marketing at UMC. “We leveraged ARM’s strong SOI expertise from the design support side along with our volume production 65nm process to quickly develop and bring this SOI process to the market. We look forward to offering this competitive technology to our foundry customers.”

The ARM standard cells used in the test chip support multi-VT and multi-power supply circuit designs, the I/O is 3.3V signal tolerant and the memory compiler is optimized for high-speed and low-power consumption. Initial circuit analysis indicates that the design saves up to 20 percent in area and 30 percent in power consumption, compared to a part produced to reach the same performance on bulk CMOS at 65nm. SOI technology also offers up to 28 percent speed boost with 10 percent power reduction over bulk CMOS.

“Strong demand from IDMs for the performance provided by SOI technology exists in the market today,” said Tom Lantzsch, vice president, Marketing, Physical IP, ARM. “We anticipate that this new process, available through UMC, will enable leading fabless design companies to assess SOI technology and begin pilot projects. The next step will be to broaden the offerings, extend to more advanced process nodes and introduce a full foundry program similar to our offerings in the bulk CMOS space.”

About UMC

UMC is a leading global semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers cutting-edge foundry technologies that enable sophisticated system-on-chip (SoC) designs, including volume production 90nm, industry-leading 65nm, and mixed signal/RFCMOS. UMC's 10 wafer manufacturing facilities include two advanced 300mm fabs; Fab 12A in Taiwan and Singapore-based Fab 12i are both in volume production for a variety of customer products. The company employs approximately 13,000 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

UMC	In Taiwan
KJ Communications	UMC
Eileen Elam	Alex Hinnawi
(408) 927-7753	(886) 2-2700-6999 ext. 6958
eileen@kjcompr.com

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+1 408 548 3172	+44 1628 427780
naarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 3

05 June 2007

Warren East Keynote: The Future of Mobile Computing

WHAT:	Warren East, CEO of ARM, will give a keynote speech on the future of mobile computing at the Computex CE Summit in Taiwan.

WHEN:	Wednesday, June 6, 2007 at 9:30 am

WHERE:	Computex CE Summit (hosted by DigiTimes) 4F, Room 102, Taipei International Convention Center, Taiwan.

WHY:
Mobile computing is evolving. What was once confined to the desktop PC is now being transferred to the wireless domain as people seek to do more with their mobile phones. ARM is at the heart of this change, powering the latest mobile devices such as the Nokia N95 phone, which provides multifaceted entertainment and communications features at low power. During his keynote, Warren East will demonstrate some exciting mobile innovations that push the boundaries of what was previously believed possible in a handheld device.

To date, more than five billion ARM® processors have been shipped to all corners of the globe powering everything from ultra-thin luxury devices to low-cost mobiles for emerging markets.

WHO:
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products.  Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+ 44 20 8846 0727	+1 408 548 3172	+44 1628 427780
londonarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 4

05 June 2007

Doulos Extends ARM Training Activity to US

WHAT:	Doulos, a provider of training in ARM IP, design tools and ARM technology for SoC development, has expanded its training activities to the US.
WHY:
Doulos has seen demand rise sharply for its ARM® technology-related training programs, and following successful runs in Germany, has rolled out identical courses in the US. An excellent resource for engineers, the tailored courses provide a grounding in ARM technology and enable engineers to enter the employment market with the necessary skills to develop high-performance SoC solutions in a short timeframe.

WHO:
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products.  Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+ 44 20 8846 0727	+1 408 548 3172	+44 1628 427780
londonarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 5

15 June 2007

STMicroelectronics Launches New MCU Family Based On ARM Cortex-M3 Processor

WHAT:	STMicroelectronics has announced its new STM32 family of 32-bit Flash microcontrollers based on the industry-leading ARM® Cortex™-M3 processor. For further information, please click here.

WHEN:	Friday, June 15, 2007

WHY:
ST was a lead Partner in the development of the ARM Cortex-M3 processor and is now introducing a new product family based on the technology.
The new STM32 family benefits from a number of architectural enhancements available in the Cortex-M3 processor, which is specifically designed for embedded applications requiring a combination of high performance, low power and low cost. These enhancements include the Thumb®-2 instruction set, which delivers improved performance with better code density, as well as a tightly-coupled Nested Vectored Interrupt Controller for significantly faster response to interrupts, all combined with industry-leading power efficiency.

WHO:
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products.  Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM and Thumb are registered trademarks of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan Ltd; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+ 44 20 8846 0727	+1 408 548 3172	+44 1628 427780
londonarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 6

20 June 2007

ARM Announces RealView Compilation Tools for BREW version 3.0

New version features significant improvements in code size and performance, plus C++ standards conformance

ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at the BREW 2007 Conference the RealView® Compilation Tools for BREW (Binary Runtime Environment for Wireless) version 3.0. The RealView Compilation Tools for BREW 3.0 provide best-in-class code-generation tools specifically designed for generating applications to run under Qualcomm’s BREW environment, a widely used software platform in the wireless market. The RealView Compilation Tools for BREW 3.0 replace the earlier RealView Compilation Tools for BREW 1.2, and bring many of the advanced RealView C/C++ compiler developments of the last five years to the BREW application development community for the first time.

“ARM technology has long been the foundation for mobile applications, and we have supported BREW application development with compiler technology since 2002,” said John Cornish, vice president of marketing for the System Design Division at ARM. “Today’s announcement extends our commitment to enabling rich content and dynamic applications that extend the functionality of mobile devices.”

Key features of the RealView Compilation Tools for BREW version 3.0 include an advanced compiler optimization engine, which provides excellent code size and a typical performance increases of  between 15 and 20 percent over the previous-generation RealView Compilation Tools for BREW 1.2 (depending on source code); full ISO C and C++ support, which eases porting from other  platforms; support for the ARM® processors in the latest BREW handsets (ARM7™, ARM9™ and ARM11™ processor families); the ability to compile individual functions within a single source file for either the 32-bit ARM or 16-bit Thumb® instruction sets; advanced assembly level access from C/C++ code using inline assembler, embedded assembler and compiler intrinsics; support for “Unified Assembler Language,” which simplifies the mixing of 32-bit ARM and 16-bit Thumb instruction set assembly code; and Chinese, Japanese and Korean language support.

Evaluation by Airsource Ltd., a BREW consultancy, demonstrates that the upgraded RealView Compilation Tools for BREW offer significant benefits to all BREW developers. “Our tests show that the new RealView Compilation Tools for BREW version 3.0 offer performance improvements over GCC 3.3.1 of between 20 and 30 percent and code size reduction of between 5 and 10 percent. These are gains that can be experienced by all BREW developers immediately,” said Ben Blaukopf, CTO of Airsource. “In memory-constrained and performance-critical environments, such as native handset applications, upgrading your compiler suite to the cutting edge gives you major benefits.”

“In a matter of hours, we migrated several mobile games, including Jump, to RealView Compilation Tools for BREW version 3.0,” said Mark Kirkby, Technical Director at The Code Monkeys Ltd., “Despite these games being heavily hand-optimized for mobile performance, we saw noticeable improvements when building with the new tools.”

The RealView Compilation Tools for BREW 3.0 contains a variant of the code generation tools from the RealView Development Suite version 3.0, targeted specifically at BREW application developers. Included on the CD are an optimizing ISO C/C++ compiler, assembler; linker, C and C++ libraries, an image conversion utility, an object file archiver/librarian and electronic documentation.

Pricing and Availability
The RealView Compilation Tools for BREW version 3.0 are available for ordering now from local ARM sales offices and the ARM RealView distributor network and will begin shipping in early Q3 2007. A new seat is priced at $1500 for a node locked, one year term seat. Existing users of RealView Compilation Tools for BREW version 1.2 will be able to upgrade to version 3.0 at the discounted price of $1300 until the end of 2007, upon production of the original serial number.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM, RealView and Thumb are registered trademarks of ARM Limited. ARM7, ARM9 and ARM11 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

For more information or a technical Product Brief, please contact:

Haran Ramachandran	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+44 20 8846 0727	+44 1628 427 780	+1 408 548 3172
haranr@text100.co.uk	michelle.spencer@arm.com	claudia.natalia@arm.com

Item 7

22 June 2007

ARM RealView Microcontroller Kit Supports New STMicroelectronics STM32 Families

ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced immediate support in the RealView® Microcontroller Development Kit for the new STMicroelectronics STM32F1xx family of devices based on the ARM® Cortex™-M3 processor.

The STM32F101 (Access line) and STM32F103 (Performance line) are the first families of devices to be introduced by STMicroelectronics based on the ARM Cortex-M3 processor. The family achieves an exceptional combination of high performance and low power, offering power consumption as low as 2µA in Standby. The full family includes devices with up to 72MHz CPU clock speed, 128Kbyte on-chip Flash ROM, and 20Kbyte on-chip RAM, together with an extensive range of peripherals including A/D, CAN, USB, SPI, I2C and up to 80 GPIO.

The new devices are supported in the RealView Microcontroller Development Kit version 3.1. This latest version retains the easy-to-use characteristics of the Keil™ µVision®3 integrated development environment and introduces new features specifically optimized for single-chip, high-performance devices such as the STM32F1xx.

The RealView Microcontroller Development Kit 3.1 enables developers to make better use of their hardware resources and verify applications more efficiently, by delivering significant code size savings, new source code and new debug analysis tools.

Code Density Improvements
To further improve code density for the range of ARM processor-based devices, the kit features a new optional microlib C library (a subset of the ISO standard C run-time library), which has been minimized in size for microcontroller applications. The microlib C library achieves an amazing 92 percent reduction in run-time library code size, making it ideal for resource-limited, single-chip MCU devices.

“The RealView Microcontroller Development Kit offers users a fast, reliable and easy-to-use environment,” said D. Jugnon, development tools manager, Microcontroller Division, STMicroelectronics. “Now with the microlib C library, it is an ideal software tool to use with our new STM32F devices, helping to reduce memory requirements and increase performance.”

New Analysis Tools
The RealView Microcontroller Development Kit 3.1 introduces an enhanced source code browser function, enabling developers to easily check variable and function definitions, and to quickly find all uses of these variables and functions throughout the source code.

A new feature has been added to help optimize systems based on the Real-Time Operating System, RTX, which ships as standard with the Microcontroller Development Kit. The RTX event viewer visually displays all active events, together with timing information. This is especially useful when verifying and optimizing applications.

“With the significant improvements to features and performance, RealView Microcontroller Development Kit sets the benchmark for developing applications on Cortex-M3 processor-based MCUs,” said John Cornish, vice president of marketing for the Systems Design Division at ARM.

Availability
The RealView Microcontroller Development Kit v3.1 is available immediately from ARM, Keil, an ARM company, and authorized distributors listed at http://www.keil.com/distis. In addition, existing customers with valid software maintenance agreements for the MDK-ARM can download an update from: http://www.keil.com/update/sw/rvmdk/3.10

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM, RealView and µVision are registered trademarks of ARM Limited. Cortex and Keil are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Haran Ramachandran	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+44 208 846 0727	+44 1628 427780	+1 408 548 3172
haran.ramachandran@text100.co.uk	michelle.spencer@arm.com	Claudia.natalia@arm.com